SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

GIANT GROUP, LTD.

(Name of the Issuer)

GIANT GROUP, LTD.

BURT SUGARMAN

(Names of Persons Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Pasquale A. Ambrogio

Vice President, Chief Financial Officer, and Secretary

GIANT GROUP, LTD.

9440 Santa Monica Boulevard

Suite 407

Beverly Hills, California 90210

(310) 273-5678

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jeffrey C. Soza, Esq.

Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP

10250 Constellation Boulevard

Los Angeles, California 90067

(310) 553-3000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation (1): $646,000	Amount of filing fee: $82

(1)	Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 1,000,000 shares of Common Stock are acquired for cash for an amount equal to $1.85 per share.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $234

Form or Registration No.: Schedule 13E-3

Filing Party: GIANT GROUP, LTD.

Date Filed: September 29, 2004

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by GIANT GROUP, LTD., a Delaware corporation (the “Company”), and Burt Sugarman, the Chairman of the Board, the President, the Chief Executive Officer and a principal stockholder of the Company, with the Securities and Exchange Commission (the “Commission”) for purposes of effecting the transaction described herein.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Commission a preliminary proxy statement on Schedule 14A of the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), containing, among others, proposal for the approval of, and information relating to, an amendment to the Company’s certificate of incorporation to effectuate a 1-for-300 reverse stock split of shares of common stock, par value $0.01, of the Company. The Proxy Statement is in preliminary form and is subject to completion or amendment. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the Company is GIANT GROUP, LTD. Its principal executive offices are located at 9440 Santa Monica Boulevard, Suite 407, Beverly Hills, California 90210, and its telephone number is (310) 273-5678.

(b)	Securities. As of September 21, 2004, there were approximately 3.348 million shares of the Company’s common stock, $0.01 par value, outstanding.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Market for the Common Stock and Dividend Policy” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Market for the Common Stock and Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. GIANT GROUP, LTD., the subject company, and Burt Sugarman, the chairman, president, chief executive officer and principal stockholder of the subject company, are the filing persons. Their principal executive offices are located at 9440 Santa Monica Boulevard, Suite 407, Beverly Hills, California 90210, and their telephone number is (310) 273-5678. The information set forth in the Proxy Statement under the section “Proposal No. 2: Election of Directors—Security Ownership of Certain Beneficial Owners, Directors and Management” is incorporated herein by reference.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons.

(1)-(2) The information set forth in Proxy Statement under the sections “Proposal No. 2: Election of Directors—Current Directors,” “—Current Executive Officers” and “—Security Ownership of Certain Beneficial Owners, Directors and Management” is incorporated herein by reference.

(3) None of the officers or directors, including Burt Sugarman, of the Company has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanor) other than as set forth below:

In May 2003, David Malcolm, a director of the Company, pleaded guilty in the San Diego Superior Court to one count of violating California Government Code Section 1090, a felony charge of conflict of interest relating to his service as a San Diego Port Commissioner. Mr. Malcolm was placed on three years probation, served 120 days in a work furlough program, and paid a fine of approximately $250,000.

(4) None of the officers or directors, including Burt Sugarman, of the Company was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) Each of the officers and directors, including Burt Sugarman, of the Company is a citizen of the United States of America.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Summary Term Sheet,” “—Special Factors” and “—The Reverse Split” is incorporated herein by reference.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Stockholders. None.

(f)	Eligibility for Listing or Trading. The Company’s common stock is traded on the OTC Bulletin Board. Immediately prior to the 1-for-300 reverse stock split of the shares of common stock of the Company, the Company’s common stock will not be traded on an automated quotations system operated by a national securities association. Following such reverse stock split, the Company will not take any steps to qualify the Company’s common stock for trading on any automated quotations system operated by a national securities association. In addition, the Company’s common stock will cease to be traded on the OTC Bulletin Board.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the section “Proposal No. 2: Election of Directors—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Background of the Reverse Split; Alternatives Considered by the Board” is incorporated herein by reference.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purpose of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Effects of the

Reverse Split on Stockholders Who Hold Fewer than 300 Shares of the Common Stock in a Single Account,” “—Special Factors—Effects of the Reverse Split on Stockholders Who Hold 300 or More of the Company’s Common Stock in a Single Account,” “Special Factors—Effects of the Reverse Split on the Company,” and “—Reverse Split” is incorporated herein by reference.

(c)	Plans. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Purpose of the Reverse Split,” “—Special Factors—Reasons for the Reverse Split” and “—Special Factors—Effects of the Reverse Split on the Company” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Purpose of the Reverse Split” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Background of the Reverse Split; Alternatives Considered by the Board” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Reasons for the Reverse Split” is incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Effects of the Reverse Split on Stockholders Who Hold Fewer than 300 Shares of the Company’s Common Stock in a Single Account,” “—Special Factors—Effects of the Reverse Split on Stockholders Who Hold 300 or More Shares of the Company’s Common Stock in a Single Account,” “—Special Factors—General Examples of Potential Effects of the Reverse Split,” “—Special Factors—Effects of the Reverse Split on Option Holders,” “—Special Factors—Effects of the Reverse Split on the Company,” “—Special Factors—Material Federal Income Tax Consequences” and “—The Reverse Split—Accounting Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Recommendation of the Board; Fairness of the Reverse Split” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split” is incorporated herein by reference.

(c)	Approval of Security Holder. The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split— Procedural Factors Disfavoring the Reverse Split and Interests of the Company’s Directors and Executive Officers in the Reverse Split—The Reverse Split has not been structured to require the separate approval of a special committee of the board of directors or the majority of unaffiliated stockholders” and “—Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split and Interests of the Company’s Directors and Executive Officers in the Reverse Split —The board of directors has not obtained a fairness report” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split— Procedural Factors Disfavoring the Reverse Split and Interests of the Company’s Directors and Executive Officers in the Reverse Split—The Reverse Split has not been structured to require the separate approval of a special committee of the board of directors or the majority of unaffiliated stockholders” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Reports, Opinions and Appraisals” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—The Reverse Split—Source of Funds and Financial Effect of the Reverse Split” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—The Reverse Split—Source of Funds and Financial Effect of the Reverse Split” and “—The Reverse Split—Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. On May 11, 2004, the Company entered into a loan agreement with American Bank of Montana. Under such loan agreement, the Company may seek up to six separate advancements; provided, however, that the aggregate amount of indebtedness outstanding under such loan agreement may not exceed $7.0 million. The principal outstanding under such loan agreement accrues interest at an annual rate of 6.0% and matures on June 1, 2006. American Bank of Montana may declare all amount of borrowings under the loan agreement immediately due and payable upon an event of default by the Company, including in the event that the bid price for common stock of Checkers Drive-In Restaurant, Inc. falls below $5.00 per share, the Company’s net tangible worth falls below $9.0 million, or the debt to net tangible worth ratio of the Company exceeds 2:1.

Item 11. Interest in Securities of the Subject Company.

(a)	Security Ownership. The information set forth in the Proxy Statement under the section “Proposal No. 2: Election of Directors—Security Ownership of Certain Beneficial Owners, Directors and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation.

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Summary Term Sheet—Stockholder Approval,” “—Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split

and Interests of the Company’s Directors and Executive Officers in the Reverse Split—The Reverse Split has not been structured so as to require the approval of a special committee of the board of directors or the majority of the unaffiliated stockholders,” “—Special Factors—Effects of the Reverse Split on Stockholders Who Hold 300 or More Shares of the Company’s Common Stock in a Single Account,” and “Proposal No. 2: Election of Directors—Security Ownership of Certain Beneficial Owners, Directors and Management” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Special Factors—Recommendation of the Board; Fairness of the Reverse Split” is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Information. The information set forth (i) in the Proxy Statement under the section “Proposal No. 1: Amendment to the Certificate of Incorporation—Selected Historical Financial Information,” (ii) in financial statements included in the Annual Report on Form 10-K, as amended by an amendment thereto on Form 10-K/A, for the fiscal year ended December 31, 2003, and (iii) in the financial statements included in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, in each case, is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitation or Recommendations. None

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Reverse Split—Source of Funds and Financial Effect of the Reverse Split” and “—Fees and Expenses” is incorporated herein by reference.

Item 15. Additional Information.

(b)	Other Material Information. Not applicable.

Item 16. Exhibits.

(a)	(i)	Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 13, 2004).

	(ii)	Annual Report on Form 10-K, as amended by amendment thereto on Form 10-K/A, for the fiscal year ended December 31, 2003.†

	(iii)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed with the Commission on May 11, 2004).

	(iv)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.†

	(v)	Amended and Restated Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2004 (incorporated by reference to the Amended and Restated Quarterly Report on Form 10-Q/A filed with the Commission on November 18, 2004).

	(vi)	Current Report on Form 8-K dated April 23, 2004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 23, 2004).

	(vii)	Current Report on Form 8-K dated April 26, 2004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 27, 2004).

	(viii)	Current Report on Form 8-K dated May 27, 2004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on June 15, 2004).

	(ix)	Current Report on Form 8-K dated August 18, 2004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on August 18, 2004).

(b)	(i)	Business Loan Agreement, dated May 11, 2004, between the Company and American Bank of Montana

	(ii)	Change in Terms to Business Loan, dated October 18, 2004, between the Company and American Bank of Montana.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

†	Previously filed.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIANT GROUP, LTD.

By:	/s/ PASQUALE A. AMBROGIO
Name:	Pasquale A. Ambrogio
Title:	Vice President, Chief Financial Officer, and Secretary
Date:	December 13, 2004

Burt Sugarman

/s/ BURT SUGARMAN

Date:	December 13, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a) (i)	Preliminary Proxy Statement (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 13, 2004).

(a) (ii)	Annual Report on Form 10-K, as amended by amendment thereto on Form 10-K/A, for the fiscal year ended December 31, 2003.†

(a) (iii)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 (incorporated by reference to the Amended and Restated Quarterly Report on Form 10-Q/A filed with the Commission on May 11, 2004).

(a) (iv)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.†

(a) (v)	Amended and Restated Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2004 (incorporated by reference to the Amended and Restated Quarterly Report on Form 10-Q/A filed with the Commission on November 18, 2004).

(a) (vi)	Current Report on Form 8-K dated April 23, 3004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 23, 2004).

(a) (vii)	Current Report on Form 8-K dated April 26, 3004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 27, 2004).

(a) (viii)	Current Report on Form 8-K dated May 27, 3004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on June 15, 2004).

(a) (ix)	Current Report on Form 8-K dated August 18, 3004 (incorporated by reference to the Current Report on Form 8-K filed with the Commission on August 18, 2004).

(b) (i)	Business Loan Agreement, dated May 11, 2004, between the Company and American Bank of Montana.†

(b) (ii)	Change in Terms to Business Loan, dated October 18, 2004, between the Company and American Bank of Montana.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

†	Previously filed.